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EXHIBIT 99.1

Press Contact: Laura Whitaker Vice President of Marketing Communications Leitch Incorporated Tel: +1 416-445-9640 Laura.Whitaker@leitch.com
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
www.leitch.com

August 21, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY PROVIDES FURTHER FINANCIAL UPDATE

        TORONTO, ONTARIO — In connection with the filing of a final short form prospectus in Canada, Leitch Technology Corporation (TSX: LTV) today provided a further financial update for its first quarter ending July 31, 2003. The Company announced that as a result of the previously announced revenue level of $37.5 million together with the one-time charges relating to the previously announced expense reductions, and the lag in recognizing the benefit of these expense reductions, the Company expects to report a net loss in the range of $5.0 to $5.5 million in the first quarter ended July 31, 2003. Leitch had previously provided a financial update for the first quarter ended July 31, 2003 on August 11, 2003. The Company will release its first quarter earnings on August 26, 2003 and will be conducting its quarterly web cast on September 2, 2003.

Forward Looking Statements

        This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

Leitch Technology Corporation
150 Ferrand Drive, Ontario M3C 3E5 CANADA
Telephone: (416) 445-9640 or (800) 387-0233    Fax: (416) 443-3088
www.leitch.com

Leitch Technology Provides Further Financial Update — 2

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

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LEITCH TECHNOLOGY PROVIDES FURTHER FINANCIAL UPDATE